Venus Concept Inc.
235 Yorkland Blvd., Suite 900
Toronto, Ontario M2J 4Y8

February 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Courtney Lindsay

Re:	Venus Concept Inc.
Registration Statement on Form S-3
Filed January 29, 2021
File No. 333-252562

Dear Ms. Lindsay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Venus Concept Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, February 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Mandarello
Michael Mandarello
Assistant General Counsel and Corporate Secretary

cc:	Reed Smith LLP